Free Writing Prospectus VanEck Merk Gold Trust 2022-11-16 VanEck Merk Gold Trust (OUNZ) - Fees 0001546652 Pursuant to 433/164 333-238022

11/16/22, 8:26 AM VanEck Merk Gold Trust (OUNZ) - Fees

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

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Fees

Fact Sheet Prospectus Reports

The Processing Fees for investors taking delivery of their gold ("Delivery Applicants") are comprised of an Exchange Fee and a Delivery Fee.

Delivery Fee

No Delivery Fee is charged for the delivery of physical gold to destinations in the lower 48 States.

Exchange Fee

The Exchange Fee below is effective November 17, 2022 and supersedes any previously published Exchange Fees, including those in the prospectus:

Type of Gold Bar	Exchange Fee		Purity
	Fee per Application	Fee per Ounce	
1oz 2022 Perth Mint Gold Kangaroo	$500	$40.00	99.99%
1oz 2022 US Mint Gold Buffalo	$500	$165.00	99.99%
1kg Kilo Bars	$500	$16.00	99.99%
London bars	$4,000	$0.00	95.00% - 99.99%

Sample Exchange Fees

Type of Gold Bar:	--Select Type of Gold Bar--
Number of Bars:	--Select Number of Bars--
Exchange Fee in USD:	

During times of high demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre-approved; in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre-approved.

You may also use our online calculator to determine the number of ounces your shares correspond to.

The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as well as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold.

In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well.

London Bars vary in size between 350 and 430 Ounces; the current median bar size held by the Trust is 405 Ounces. As a result, the Exchange Fee for 1 London Bar is set to $0.00 per Ounce * 405 Ounces + $4,000 = $4,000.00.

Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) or, for American Gold Eagle gold coins, with a minimum fineness of 91.67%.

All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time.

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11/16/22, 8:26 AM VanEck Merk Gold Trust (OUNZ) - Fees

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The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.

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